UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of April, 2020

GRUPO TELEVISA, S.A.B.
(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico City, Mexico
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)
Form 20-F ☒ Form 40-F ☐
(Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)
Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)
Yes ☐ No ☒

Investor Relations PRESS RELEASE

Televisa Reports First Quarter 2020 Results
Consolidated
●	Revenues reached Ps.23.2 billion and the Operating Segment Income (“OSI”) margin reached 35.2%
●	Net loss was Ps.8.9 billion primarily due to impact of the Mexican peso depreciation and the adjustment in the carrying value of our interest in Univision
●	As of March 31, 2020, a strong liquid position of Ps.54.8 billion. The average maturity of our debt is 15.8 years
 Cable
●	Strong momentum in Cable with revenues up 9.4% after adding 256 thousand Revenue Generating Units (“RGUs”)
●	Fastest pace of organic growth in broadband RGUs in seven quarters, reaching 4.8 million
●	OSI remained strong, reaching Ps.4.5 billion and a margin of 41.5%
Sky
●	Revenues were up 2.3%, the fastest pace of growth in three years
●	Added 8 thousand video RGUs, the fourth consecutive quarter of adding video customers
●	OSI remained strong, reaching Ps.2.2 billion and a margin of 41.3%
Content
●	Revenues were down 6.4% and OSI margin reached 24%
●	The drop in Advertising Sales was partially compensated by an increase in Licensing and Syndication Revenue
●	Strong results of Univision resulted in royalties growing 10.9% reaching U.S.$97.6 million
●	Broadcasted 18 of the top 20 programs during weekdays on Mexican television

Earnings Call Date and Time: Tuesday, April 28, 2020, at 10:00 A.M. ET.
Conference ID # is 1437399
From the U.S.: +1 (877) 850 2115	From Mexico: 800 926 9157
International callers: +1 (478) 219 0648	Rebroadcast: +1 (404) 537-3406

The teleconference will be rebroadcast starting at 13:00 ET on April 28 through midnight on May 12.

Consolidated Results

Mexico City, April 27, 2020 — Grupo Televisa, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; “Televisa” or “the Company”), today announced results for first-quarter 2020. The results have been prepared in accordance with International Financial Reporting Standards (“IFRS”).
The following table sets forth condensed consolidated statements of income for the quarters ended March 31, 2020 and 2019, in millions of Mexican pesos:
	1Q’20	Margin	1Q’19	Margin	Change
		%		%	%
Net sales	23,228.8	100.0	23,395.2	100.0	(0.7)
Net (loss) income	(8,903.7)	(38.3)	858.1	3.7	n/a
Net (loss) income attributable to stockholders of the Company	(9,651.9)	(41.6)	541.7	2.3	n/a
Segment net sales	24,714.1	100.0	24,469.0	100.0	1.0
Operating segment income (1)	8,709.2	35.2	9,374.4	38.3	(7.1)
(1) The operating segment income margin is calculated as a percentage of segment net sales.
Net sales decreased by 0.7% to Ps.23,228.8 million in first-quarter 2020 compared with Ps.23,395.2 million in first-quarter 2019. This decrease was mainly attributable to a decline in Advertising sales. Operating segment income decreased by 7.1%, reaching Ps.8,709.2 million with a margin of 35.2%, mainly due to the decline in operating segment income of the Content segment.
Net loss attributable to stockholders of the Company amounted to Ps.9,651.9 million in first-quarter 2020, compared with a net income of Ps.541.7 million in first-quarter 2019.
The unfavorable change of Ps.10,193.6 million reflected:
(i)	a Ps.6,433.5 million increase in finance expense, net, primarily as a result of the impact of the peso depreciation;
(ii)	a Ps.5,514.4 million decrease in share of income or loss of associates and joint ventures, net, primarily due to the non-cash adjustment in the carrying value of our interest in Univision;
(iii)	a Ps.582.1 million decrease in income before depreciation and amortization; and
(iv)	a Ps.431.8 million increase in net income attributable to non-controlling interests.

These unfavorable variances were partially offset by:
(i)	a Ps.2,229.9 million favorable change in income tax;
(ii)	a Ps.473.8 million favorable change in other income or expense, net; and
(iii)	a Ps.64.5 million decrease in depreciation and amortization.

Dividend
To further maximize liquidity and as a precautionary measure, we propose to suspend our 2020 dividend, subject to approval of the Company’s stockholders.

First-quarter Results by Business Segment
The following table presents first-quarter consolidated results ended March 31, 2020 and 2019, for each of our business segments. Consolidated results for first-quarter 2020 and 2019 are presented in millions of Mexican pesos.
Net Sales	1Q’20%		1Q’19%		Change %
Cable	10,824.7	43.8	9,898.1	40.4	9.4
Sky	5,405.3	21.9	5,281.6	21.6	2.3
Content	6,727.6	27.2	7,184.9	29.4	(6.4)
Other Businesses	1,756.5	7.1	2,104.4	8.6	(16.5)
Segment Net Sales	24,714.1	100.0	24,469.0	100.0	1.0
Intersegment Operations[1]	(1,632.8)		(1,229.7)
Net Sales	23,081.3		23,239.3		(0.7)
Held-for-sale Operations [2]	147.5	n/a	155.9	n/a	(5.4)
Net Sales	23,228.8		23,395.2		(0.7)

Operating Segment Income[3]	1Q’20	Margin %	1Q’19	Margin %	Change %
Cable	4,490.3	41.5	4,297.1	43.4	4.5
Sky	2,234.0	41.3	2,306.9	43.7	(3.2)
Content	1,613.9	24.0	2,267.3	31.6	(28.8)
Other Businesses	371.0	21.1	503.1	23.9	(26.3)
Operating Segment Income	8,709.2	35.2	9,374.4	38.3	(7.1)
Corporate Expenses	(423.8)	(1.7)	(516.1)	(2.1)	17.9
Depreciation and Amortization	(5,151.5)	(22.2)	(5,216.0)	(22.3)	1.2
Other Income (Expense), net	284.9	1.2	(188.9)	(0.8)	n/a
Intersegment Operations[4]	(17.8)	n/a	(15.0)	n/a	(18.7)
Held-for-sale Operations [2]	25.6	n/a	32.0	n/a	(20.0)
Operating Income	3,426.6	14.8	3,470.4	14.8	(1.3)
1 For segment reporting purposes, intersegment operations are included in each of the segment operations.
2 The assets and related liabilities of the Radio business are classified as held for sale in the Company’s consolidated statement of financial position as of March 31, 2020 and December 31, 2019. Accordingly, the net sales and the operating segment income associated with the Radio business, which was part of the Company’s Other Businesses segment, are presented separately as held-for-sale operations for the quarters ended March 31, 2020 and 2019. Notwithstanding the foregoing, the transaction was consummated for legal and tax purposes.
3 Operating segment income is defined as operating income before depreciation and amortization, corporate expenses, and other income (expense), net.
4 As a result of IFRS 16 Leases (“IFRS 16”) adoption, intersegment operations related to intercompany leases were not eliminated on the Operating Segment Income level as in prior years.

Cable
Total net additions for the quarter were approximately 255.8 thousand RGUs. Quarterly growth was mainly driven by 121.1 thousand broadband net additions, the fastest pace of growth in broadband RGUs in seven quarters, and 145.5 thousand voice net additions. Video RGUs decreased by 10.8 thousand.
The following table sets forth the breakdown of RGUs per service type for our Cable segment as of March 31, 2020 and 2019.
RGUs	1Q’20	1Q’19
Video	4,308,058	4,375,626
Broadband	4,817,103	4,567,517
Voice	3,783,519	3,183,248
Total RGUs	12,908,680	12,126,391

First-quarter sales increased by 9.4% to Ps.10,824.7 million compared with Ps.9,898.1 million in first-quarter 2019 driven by solid net additions in broadband and voice.
First-quarter operating segment income increased by 4.5% to Ps.4,490.3 million compared with Ps.4,297.1 million in first-quarter 2019. Margin decreased by 190 basis points to 41.5% due to growth in the sale of third party Over-the-Top platforms and the increase in the number of RGUs per subscriber.
The following tables set forth the breakdown of revenues and operating segment income, excluding consolidation adjustments, for our MSO and enterprise operations for first-quarter 2020 and 2019.
MSO Operations (1) Millions of Mexican pesos	1Q’20	1Q’19	Change %
Revenue	9,755.8	8,874.2	9.9
Operating Segment Income	4,122.7	3,917.6	5.2
Margin (%)	42.3	44.1

Enterprise Operations (1) Millions of Mexican pesos	1Q’20	1Q’19	Change %
Revenue	1,482.2	1,393.1	6.4
Operating Segment Income	505.2	497.0	1.6
Margin (%)	34.1	35.7
(1)
These results do not include consolidation adjustments of Ps.413.3 million in revenues nor Ps.137.6 million in operating segment income for first quarter 2020, neither the consolidation adjustments of Ps.369.2 million in revenues nor Ps.117.5 million in operating segment income for first quarter 2019. Consolidation adjustments are considered in the consolidated results of the Cable segment.

First-quarter sales and operating segment income in our MSO operations increased by 9.9% and 5.2%, respectively. First-quarter sales and operating segment income in our Enterprise operations increased by 6.4% and 1.6%, respectively.

Sky
During the quarter, Sky continued growing its broadband business after adding 44.3 thousand broadband RGUs. It reached a total of 430.4 thousand broadband RGUs. Sky also added 8.1 thousand video RGUs. It’s the fourth consecutive quarter with video net additions.

The following table sets forth the breakdown of RGUs per service type for Sky as of March 31, 2020 and 2019.
RGUs	1Q’20	1Q’19
Video	7,437,469	7,386,347
Broadband	430,412	165,262
Voice	1,052	1,493
Total RGUs	7,868,933	7,553,102

First-quarter sales increased by 2.3% to Ps.5,405.3 million compared with Ps.5,281.6 million in first-quarter 2019, mainly explained by the growth in broadband RGUs.
First-quarter operating segment income decreased by 3.2% to Ps.2,234.0 million compared with Ps.2,306.9 million in first-quarter 2019. The margin was 41.3%. The decline was due to the costs related to the commercial effort to grow Sky’s broadband service and the lower margin that this service has.
Content
First-quarter sales decreased by 6.4% to Ps.6,727.6 million compared with Ps.7,184.9 million in first-quarter 2019.
Millions of Mexican pesos	1Q’20%		1Q’19%		Change %
Advertising	2,635.1	39.2	3,681.9	51.2	(28.4)
Network Subscription	1,332.1	19.8	1,218.3	17.0	9.3
Licensing and Syndication	2,760.4	41.0	2,284.7	31.8	20.8
Net Sales	6,727.6		7,184.9		(6.4)

Advertising
First-quarter advertising sales decreased by 28.4% to Ps.2,635.1 million compared with Ps.3,681.9 million in first-quarter 2019. The decrease in sales is substantially explained by the one-time change in the calendar for negotiations of our upfront, resulting in many advertising customers pushing back the startup of their advertising campaigns for the year with Televisa. It is also explained by a significant deterioration in growth expectations for Mexico triggered by the outbreak of COVID-19. As a result of the new level of uncertainty, many clients decided to pull back on advertising in the last two weeks of the quarter.

Network Subscription
First-quarter Network Subscription sales increased by 9.3% to Ps.1,332.1 million compared with Ps.1,218.3 million in first-quarter 2019. This increase is mainly related to a price increase and to the favorable impact of the depreciation of the Mexican peso on our dollar-denominated revenues.
Licensing and Syndication
First-quarter Licensing and Syndication sales increased by 20.8% to Ps.2,760.4 million from Ps.2,284.7 million in first-quarter 2019. Royalties from Univision reached U.S.$97.6 million in first-quarter 2020 compared to U.S.$88.0 million in first-quarter 2019.
First-quarter operating segment income decreased by 28.8% to Ps.1,613.9 million compared with Ps.2,267.3 million in first-quarter 2019. This decrease is mainly explained by the drop in advertising sales. The margin was 24.0%.
Other Businesses
First-quarter sales decreased by 16.5% to Ps.1,756.5 million compared with Ps.2,104.4 million in first-quarter 2019. The decrease is mainly explained by a decline in revenues in our soccer, gaming and publishing businesses, partially compensated by feature films distribution business.
First-quarter operating segment income decreased by 26.3% to Ps.371.0 million compared with Ps.503.1 million in first-quarter 2019. The decline was mainly explained by a decrease in operating segment income in our soccer and gaming businesses, partially compensated by feature films distribution and publishing businesses.
Corporate Expense
Corporate expense decreased by Ps.92.3 million, or 17.9%, to Ps.423.8 million in first-quarter 2020, from Ps.516.1 million in first-quarter 2019. This decrease reflected primarily a lower share-based compensation expense.
Share-based compensation expense in first-quarter 2020 and 2019, amounted to Ps.209.1 million and Ps.317.2 million, respectively, and was accounted for as corporate expense. Share-based compensation expense is measured at fair value at the time the equity benefits are conditionally sold to officers and employees, and is recognized over the vesting period.
Other Income or Expense, Net
Other income or expense, net, changed by Ps.473.8 million, to other income, net, of Ps.284.9 million in first-quarter 2020, from other expense, net, of Ps.188.9 million in first-quarter 2019.

This change reflected primarily a non-cash Ps.386.0 million decrease in a provision for an appreciation payment arrangement between Televisa and a Univision Holdings, Inc. (“UHI”)  related party, in connection with the acquisition of the majority stock of UHI by new investors announced on February 25, 2020, and the decline in the estimated fair value of Televisa’s investments in UHI as of March 31, 2020.
Additional favorable variances in first-quarter 2020, included lower loss on disposition of property and equipment, as well as a decrease in non-recurrent severance expense in connection with dismissals of personnel in our Content segment.
The following table sets forth the breakdown of cash and non-cash other income (expense), net, stated in millions of Mexican pesos, for the three months ended March 31, 2020 and 2019.
Other income (expense), net	2020	2019
Cash	(137.6)	(130.2)
Non-cash	422.5	(58.7)
Total	284.9	(188.9)

Finance Expense, Net
The following table sets forth finance (expense) income, net, stated in millions of Mexican pesos for the quarters ended March 31, 2020 and 2019.
	1Q 2020	1Q 2019	(Increase) decrease
Interest expense	(2,528.2)	(2,406.8)	(121.4)
Interest income	223.9	296.5	(72.6)
Foreign exchange (loss) gain, net	(8,601.4)	139.0	(8,740.4)
Other finance income (expense), net	2,198.1	(302.8)	2,500.9
Finance expense, net	(8,707.6)	(2,274.1)	(6,433.5)

Finance expense, net, increased by Ps.6,433.5 million, to Ps.8,707.6 million in first-quarter 2020, from Ps.2,274.1 million in first-quarter 2019.
This increase reflected:
I.
a Ps.8,740.4 million unfavorable change resulting primarily from a 26.4% depreciation of the Mexican peso against the U.S. dollar in first-quarter 2020, in comparison with a 1.3% appreciation in first-quarter 2019, on a higher average net U.S. dollar liability position;

II.	a Ps.121.4 million increase in interest expense, primarily due to a higher average principal amount of debt in 2020; and

III.	a Ps.72.6 million decrease in interest income, primarily explained by a lower average amount of cash equivalents.

These unfavorable variances were partially offset by a Ps.2,500.9 million favorable change in other finance income or expense, net, resulting primarily from changes in fair value of our derivative contracts.

Share of Income or Loss of Associates and Joint Ventures, Net
Share of income or loss of associates and joint ventures, net, changed by Ps.5,514.4 million, to a share of loss of Ps.5,348.6 million in first-quarter 2020, from a share of income of Ps.165.8 million in first-quarter 2019. This unfavorable change reflected mainly:
I.
an impairment loss in the amount of Ps.5,455.4 million that decreased the carrying value of our investment in shares of UHI as of March 31, 2020, resulting from a decline in the estimated fair value of our investments in UHI as of that date (please refer to “Investments in warrants and shares of Univision” section for further information) ; and

II.
the absence of share of income of OCESA Entretenimiento, S.A. de C.V. (“OCEN”), a live entertainment company in Mexico, Central America and Colombia, as we classified this investment as held for sale as of July 31, 2019, and discontinued the recognition of share of income of OCEN beginning on August 1, 2019, in connection with an agreement to dispose of this associate, to be concluded subject to certain customary closing conditions.

These unfavorable variances were partially offset by a higher share of income of Univision Holdings, Inc. or UHI, the controlling company of Univision Communications Inc.
Investments in warrants and shares of Univision
In conjunction with the acquisition of the majority stock of UHI by a group of investors, which was announced on February 25, 2020, we reviewed the assumptions and inputs related to our discounted cash flow model used to determine the fair value of our investment in warrants and shares of UHI as of March 31, 2020. In addition, we retained the services of a third party to perform a valuation analysis. Based on these assessments and reviews, we recognized:
I.
a decline in the estimated fair value of Televisa’s investment in warrants exercisable for shares of UHI as of March 31, 2020, in the amount of Ps.21,937.1 million, which was accounted for in accumulated other comprehensive income or loss (“OCI”), net of income tax of Ps.6,581.1 million, in Televisa’s consolidated statement of financial position as of March 31, 2020; and

II.
a decrease in the carrying value of Televisa’s investment in shares of UHI as of March 31, 2020, in the amount of Ps.5,455.4 million, which was accounted for in share of income or loss of associates and joint ventures in the consolidated statement of income (“IS”) for the three months ended March 31, 2020.

The following table summarizes the carrying value of the investments in UHI as of March 31, 2020, and December 31, 2019, before and after the change in fair value (“FV”), in millions of Mexican pesos.
Investments in UHI	Carrying value at December 31, 2019	Carrying value before FV Change on March 31, 2020[1]	FV Change	Carrying value at March 31, 2020	FV Change Accounted for in
Warrants, at fair value	33,775.4	42,683.3	(21,937.1)	20,746.2	OCI
Shares, at equity method	8,189.7	10,476.6	(5,455.4)	5,021.2	IS
Total	41,965.1	53,159.9	(27,392.5)	25,767.4
1This carrying value already considers the positive impact that the depreciation of the peso had, during first quarter 2020, on this dollar denominated investment.
Income Taxes
Income tax represented a benefit of Ps.1,725.9 million in first-quarter 2020, from an income tax expense of Ps.504.0 million in first-quarter 2019. This change reflected mainly the income tax losses of the Company and some of its subsidiaries, resulting from their foreign exchange loss in first-quarter 2020.
Net Income Attributable to Non-controlling Interests
Net income attributable to non-controlling interests increased by Ps.431.8 million, to Ps.748.2 million in first-quarter 2020, compared with Ps.316.4 million in first-quarter 2019. This increase reflected primarily a higher portion of net income attributable to non-controlling interests in our Cable and Sky segments.
Capital Expenditures
During first-quarter 2020, we invested approximately U.S.$227.4 million in property, plant and equipment as capital expenditures. The following table sets forth the breakdown of capital expenditures for first-quarter 2020 and 2019.
Capital Expenditures Millions of U.S.$	1Q 2020	1Q 2019
Cable	160.9	169.7
Sky	61.8	47.1
Content and Other Businesses	4.7	6.1
Total	227.4	222.9

For the full year, we are reducing our guidance in capital expenditures to a range of U.S.$750 million to U.S.$800 million.

Debt, Lease Liabilities and Other Notes Payable
The following table sets forth our total consolidated debt, lease liabilities and other notes payable as of March 31, 2020 and December 31, 2019. Amounts are stated in millions of Mexican pesos.
	March 31, 2020	December 31, 2019	(decrease) Increase
Current portion of long-term debt	492.0	491.9	0.1
Long-term debt, net of current portion	157,291.8	120,444.7	36,847.1
Total debt [1]	157,783.8	120,936.6	36,847.2
Current portion of lease liabilities	1,471.7	1,257.8	213.9
Long-term lease liabilities, net of current portion	9,155.8	8,105.8	1,050.0
Total lease liabilities	10,627.5	9,363.6	1,263.9
Current portion of other notes payable	-	1,324.1	(1,324.1)
Other notes payable, net of current portion	-	-	-
Total other notes payable	-	1,324.1	(1,324.1)
Total debt, lease liabilities and other notes payable	168,411.3	131,624.3	36,787.0
1 As of March 31, 2020 and December 31, 2019, total debt is presented net of finance costs in the amount of Ps.1,467.4 million and Ps.1,441.6 million, respectively, and does not include related accrued interest payable in the amount of Ps.2,206.9 million and Ps.1,943.9 million, respectively.
As of March 31, 2020, our consolidated net debt position (total debt and lease liabilities less cash and cash equivalents, temporary investments, and certain non-current investments in financial instruments) was Ps.113,656.8 million. The aggregate amount of non-current investments in financial instruments included in our consolidated net debt position as of March 31, 2020, amounted to Ps.9,814.2 million.
On March 24, 2020, Televisa announced that it has drawn down Ps.14,771 million from its Revolving Credit Facility (the “Facility”) as a prudent and precautionary measure in order to increase its cash position and preserve financial flexibility in light of current uncertainty in the global and local markets resulting from the COVID-19 outbreak. The Facility is scheduled to mature on March 26, 2022.
Radiópolis
In March 2020, we entered into a settlement agreement with the acquirer of the Radio business to complete this transaction whereby we agreed, among other things, to modify the payment terms of the purchase price. We received Ps.603.4 million in cash in March 2020, and the remaining amount of Ps.644.6 million is expected by June 2020. While the sale of our 50% equity interest in the Radio business has been consummated for legal and tax purposes as of December 31, 2019, this transaction is considered as held for sale for financial reporting purposes as of March 31, 2020.

Shares Outstanding
As of March 31, 2020 and December 31, 2019, our shares outstanding amounted to 330,060.7 million and 337,244.3 million shares, respectively, and our CPO equivalents outstanding amounted to 2,821.0 million and 2,882.4 million CPO equivalents, respectively. Not all of our shares are in the form of CPOs. The number of CPO equivalents is calculated by dividing the number of shares outstanding by 117.
As of March 31, 2020 and December 31, 2019, the GDS (Global Depositary Shares) equivalents outstanding amounted to 564.2 million and 576.5 million GDS equivalents, respectively. The number of GDS equivalents is calculated by dividing the number of CPO equivalents by five.
Sustainability
During first quarter 2020, Televisa was included in three indices of the FTSE4Good Index Series: FTSE4Good Emerging Markets, FTSE4Good Emerging Latin America, and FTSE4Good BIVA. This is the fourth consecutive year Televisa has been included in the FTSE4Good Index Series. In addition, for a third consecutive year, Televisa was recognized with the Socially Responsible Company award (Empresa Socialmente Responsable ESR) granted by the Mexican Center for Philanthropy (Centro Mexicano para la Filantropía or CEMEFI) and the Alliance for Corporate Social Responsibility (Alianza por la Responsabilidad Social Empresarial or AliaRSE).
COVID-19 Impact
The COVID-19 pandemic has affected our business, financial position and results of operations for the first quarter ended March 31, 2020, and it is currently difficult to predict the degree of the impact on the second quarter and the remainder of 2020.
We cannot guarantee that conditions in the bank lending, capital and other financial markets will not continue to deteriorate as a result of the pandemic, or that our access to capital and other sources of funding will not become constrained, which could adversely affect the availability and terms of future borrowings, renewals or refinancings. In addition, the deterioration of global economic conditions as a result of the pandemic may ultimately reduce the demand of our products across our segments as our clients and customers reduce or defer their spending.
The social distancing, shelter-in-place and other policies to limit the spread of the COVID-19 pandemic that have been implemented or recommended by governmental entities in Mexico and other areas around the world have been affecting the ability of our employees, suppliers and customers to conduct their functions and businesses in their typical manner. The Mexican Government has ordered the suspension of all non-essential economic activities from March 30, 2020 through May 30, 2020 for most parts of Mexico, including the largest metropolitan areas. Media and telecommunications are not included in the suspension as they are considered essential economic activities. We have continued operating our essential businesses uninterrupted to continue benefiting the country with connectivity, entertainment and information, while also promoting the “stay at home” policy whenever possible, in order to take safety and cautionary measures for our employees. Our "Stay at home with Televisa" action plan aims to provide a comprehensive solution for two basic society member groups: audiences and brands. The policy promotes solidarity and support through promoting serenity, entertainment, and social union.

Our Content business has seen a reduction in the demand for advertising during the quarter ended March 31, 2020, which may continue to be affected by the reduction in the level of economic activity in the jurisdictions in which our customers are located. We are partially dependent on the demand for advertising from consumer-focused companies, and the COVID-19 pandemic has caused, and could further cause, advertisers to reduce, postpone or, in a few cases, eliminate their advertisement spending on our platforms.  In addition, much of our production of new content has been curtailed or suspended in response to social distancing and shutdown requirements and health guidelines.
In our Other Businesses segment, sporting and other entertainment events for which we have broadcast rights, or which we organize, promote and/or are located in venues we own, have been cancelled or postponed. Moreover, local authorities have enacted several rules pursuant to which they have instructed the temporary closing of non-essential businesses, including casinos, and as a result our gaming operations have been suspended until the cancellations of governmental measures imposed in the regions where our casinos are located.
The magnitude of the impact on our business will depend on the duration and extent of the COVID-19 pandemic and the impact of federal, state, local and foreign governmental actions, including continued or future social distancing, and consumer behavior in response to the COVID-19 pandemic and such governmental actions. Due to the evolving and uncertain nature of this situation, we are not able to estimate the full extent of the impact of the COVID-19 pandemic, but it may continue affecting our business, financial position and results of operations over the near, medium or long-term.

Additional Information Available on Website
The information in this press release should be read in conjunction with the financial statements and footnotes contained in the Company's Annual Report and on Form 20-F for the year ended December 31, 2019, which will be posted on the “Reports and Filings” section of our investor relations website at televisair.com when filed with the Comisión Nacional Bancaria y de Valores and the Securities and Exchange Commission, respectively.

About Televisa
Televisa is a leading media company in the Spanish-speaking world, an important cable operator in Mexico and an operator of a leading direct-to-home satellite pay television system in Mexico. Televisa distributes the content it produces through several broadcast channels in Mexico and in over 70 countries through 25 pay-tv brands, television networks, cable operators and over-the-top or “OTT” services. In the United States, Televisa’s audiovisual content is distributed through Univision Communications Inc. (“Univision”) the leading media company serving the Hispanic market. Univision broadcasts Televisa’s audiovisual content through multiple platforms in exchange for a royalty payment. In addition, Televisa has equity and warrants which upon their exercise would represent approximately 36% on a fully-diluted, as-converted basis of the equity capital in Univision Holdings, Inc., the controlling company of Univision. Televisa’s cable business offers integrated services, including video, high-speed data and voice services to residential and commercial customers as well as managed services to domestic and international carriers. Televisa owns a majority interest in Sky, a leading direct-to-home satellite pay television system and broadband provider in Mexico, operating also in the Dominican Republic and Central America. Televisa also has interests in magazine publishing and distribution, professional sports and live entertainment, feature- film production and distribution, and gaming.
Disclaimer
This press release contains forward-looking statements regarding the Company’s results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in “Item 3. Key Information – Forward Looking Statements” in the Company’s Annual Report on Form 20 - F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Statements contained in this release relating to the COVID-19 outbreak, the impact of which on our business performance and financial results remains inherently uncertain, are forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
(Please see attached tables for financial information and ratings data)
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Contact Information

Investor Relations
www.televisair.com.mx
Tel: (52 55) 5261 2445
Carlos Madrazo. VP, Head of Investor Relations cmadrazov@televisa.com.mx
Santiago Casado. Investor Relations Director. scasado@televisa.com.mx
Media Relations:
Rubén Acosta / Tel: (52 55) 5224 6420 / racostamo@televisa.com.mx
Teresa Villa / Tel: (52 55) 4438 1205 / atvillas@televisa.com.mx

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF MARCH 31, 2020 AND DECEMBER 31, 2019
(Millions of Mexican Pesos)
	March 31,		December 31,
	2020		2019
ASSETS	(Unaudited)		(Audited)

Current assets:
Cash and cash equivalents	Ps.	44,940.3	Ps.	27,452.0
Trade notes and accounts receivable, net		20,749.1		14,486.2
Other accounts and notes receivable, net		12,518.7		10,692.8
Derivative financial instruments		2,257.6		1.7
Due from related parties		816.9		814.4
Transmission rights and programming		5,327.9		6,479.3
Inventories		1,115.7		1,151.4
Contract costs		1,406.1		1,379.4
Assets held for sale		2,427.4		2,369.7
Other current assets		4,587.2		3,298.1
Total current assets		96,146.9		68,125.0

Non-current assets:
Derivative financial instruments		0.4		2.9
Transmission rights and programming		8,765.2		7,901.6
Investments in financial instruments		30,791.3		44,265.8
Investments in associates and joint ventures		5,894.6		9,068.5
Property, plant and equipment, net		83,329.5		83,329.2
Right-of-use assets		7,477.7		7,553.1
Intangible assets, net		43,033.1		43,329.0
Deferred income tax assets		31,391.7		24,185.1
Contract costs		2,473.4		2,311.8
Other assets		159.2		271.8
Total non-current assets		213,316.1		222,218.8
Total assets	Ps.	309,463.0	Ps.	290,343.8

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF MARCH 31, 2020 AND DECEMBER 31, 2019
(Millions of Mexican Pesos)
	March 31,		December 31,
	2020		2019
LIABILITIES	(Unaudited)		(Audited)

Current liabilities:
Current portion of long-term debt and interest payable	Ps.	2,698.9	Ps.	2,435.8
Current portion of lease liabilities		1,471.7		1,257.8
Current portion of other notes payable		-		1,324.1
Derivative financial instruments		-		568.8
Trade accounts payable and accrued expenses		24,341.9		20,909.7
Customer deposits and advances		11,696.5		5,779.8
Other advances		602.8		-
Income taxes payable		1,933.2		2,470.2
Other taxes payable		4,430.8		3,448.0
Employee benefits		873.5		911.9
Due to related parties		415.5		644.2
Liabilities related to assets held for sale		415.0		432.8
Other current liabilities		2,377.0		2,202.8
Total current liabilities		51,256.8		42,385.9
Non-current liabilities:
Long-term debt, net of current portion		157,291.8		120,444.7
Lease liabilities, net of current portion		9,155.8		8,105.8
Derivative financial instruments		651.1		346.6
Income taxes payable		753.8		1,759.7
Deferred income tax liabilities		3,362.9		7,052.2
Post-employment benefits		1,517.6		1,468.1
Other long-term liabilities		3,542.8		3,376.6
Total non-current liabilities		176,275.8		142,553.7
Total liabilities		227,532.6		184,939.6

EQUITY
Capital stock		4,907.8		4,907.8
Additional paid-in-capital		15,889.8		15,889.8
		20,797.6		20,797.6
Retained earnings:
Legal reserve		2,139.0		2,139.0
Unappropriated earnings		80,496.0		75,666.1
Net (loss) income for the period		(9,651.9)		4,626.1
		72,983.1		82,431.2
Accumulated other comprehensive (loss) income, net		(13,507.2)		1,320.4
Shares repurchased		(14,214.4)		(14,018.8)
		45,261.5		69,732.8
Equity attributable to stockholders of the Company		66,059.1		90,530.4
Non-controlling interests		15,871.3		14,873.8
Total equity		81,930.4		105,404.2
Total liabilities and equity	Ps.	309,463.0	Ps.	290,343.8

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME FOR THE
 THREE MONTHS ENDED MARCH 31, 2020 AND 2019
(Millions of Mexican Pesos)

	Three months ended March 31,
	2020		2019
	(Unaudited)		(Unaudited)

Net sales	Ps.	23,228.8	Ps.	23,395.2
Cost of sales		13,738.0		13,264.0
Selling expenses		2,718.0		2,764.4
Administrative expenses		3,631.1		3,707.5
Income before other income or expense		3,141.7		3,659.3
Other income (expense), net		284.9		(188.9)
Operating income		3,426.6		3,470.4
Finance expense		(11,129.6)		(2,709.6)
Finance income		2,422.0		435.5
Finance expense, net		(8,707.6)		(2,274.1)
Share of (loss) income of associates and joint ventures, net		(5,348.6)		165.8
(Loss) income before income taxes		(10,629.6)		1,362.1
Income tax benefit (expense)		1,725.9		(504.0)
Net (loss) income	Ps.	(8,903.7)	Ps.	858.1

Net (loss) income attributable to:
Stockholders of the Company	Ps.	(9,651.9)	Ps.	541.7
Non-controlling interests		748.2		316.4
Net (loss) income	Ps.	(8,903.7)	Ps.	858.1

Basic (loss) earnings per CPO attributable to stockholders of the Company	Ps.	(3.39)	Ps.	0.19

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: April 28, 2020	By	/s/ Luis Alejandro Bustos Olivares
	Name:	Luis Alejandro Bustos Olivares
	Title:	Legal Vice President and General Counsel